Exhibit 99.1

Compton announces farmout and joint venture agreement for its 100% W.I. Montana Bakken Lands

CALGARY, Oct. 13, 2011 /CNW/ - Compton Petroleum Corporation (TSX - CMT) ("Compton"), announces the signing of a farmout and joint venture agreement (the "Agreement") between a wholly-owned subsidiary of Compton and K2 America Corp. ("K2"), a wholly owned subsidiary of Guardian Exploration Inc. (TSX - GX) on its Montana Bakken property.

The Agreement relates to Compton's holdings located in the northern part of Montana, approximately 80 miles south of the Canada-US border. The farmout joint venture will cover all of the Company's 79,000 net acres, granting K2 the ability to earn a 50% interest in this area by incurring capital expenditures on the exploration and development of the property. Compton will retain a 50% working interest in the area without incurring any capital expenditure commitments.

K2 has committed to completion of a survey program at a minimum cost of $2.0 million on or before July 31, 2012, consisting of a combination of 2D/3D seismic, airborne geophysical surveys and geochemical imaging on the lands. Upon completion of the survey, Compton's Montana lands will be divided into three reasonably equal sized earning blocks. Thereafter, K2 has committed to spud a test well on one of the earning blocks or before December 31, 2012, targeting the Bakken oil formation. Upon completion of the well, K2 will earn 50% working interest in that earning block and is granted the option to drill one or more option wells to earn the un-earned blocks. The option must be exercised within 90 days following the drilling rig release date, unless the well proves to be a commercial discovery, in which case the option period will be extended to one year.

"This farmout joint venture is an important first step in exploring the potential of our Bakken lands in Montana," said Tim Granger, President and Chief Executive Officer. "We're pleased with this strategic partnership. The opportunity provides us with the ability to expand our resource base knowledge in an area of interest while moving forward with the development of our liquids rich Niton area and our emerging oil prospects.

The Agreement will be subject to any required regulatory approval, any third party consents, and the entering into of a formal joint venture agreement.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) the key dates in relation to the Recapitalization; (ii) the completion of the Recapitalization and its impact on the Corporation, (iii) cash flow and capital and operating expenditures, (iv) exploration, drilling, completion, and production matters, (v) results of operations, (vi) financial position, and (vii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities.  Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct.  There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.  These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton.  Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing the joint venture farmout agreement.  Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law.  Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement.  The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta.  Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information:
Susan J. Soprovich
Director, Investor Relations
Ph:	(403) 668-6732

Fax: Email: Website:	(403) 237-9410 investorinfo@comptonpetroleum.com www.comptonpetroleum.com

CO: Compton Petroleum Corporation

CNW 19:24e 13-OCT-11